Exhibit 99.1

YY INC.

PRICES OFFERING OF US$400 MILLION CONVERTIBLE SENIOR NOTES

GUANGZHOU, CHINA — March 18, 2014: YY Inc. (NASDAQ: YY), a revolutionary rich communication social platform (“YY” or the “Company”), today announced the pricing of US$400 million in aggregate principal amount of convertible senior notes due 2019 (the “notes”). The notes were offered to qualified institutional buyers (“QIBs”) pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The Company has granted Citigroup Global Markets, Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc, the initial purchasers, a 30-day option to purchase up to an additional US$60 million principal amount of notes. The notes will be convertible into YY’s American Depositary Shares (“ADSs”), each representing, as of the date of this press release, 20 Class A common shares of YY, based on an initial conversion rate of 9.0334 of the Company’s ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$110.70 per ADS and represents an approximately 35% conversion premium over the closing price of the Company’s ADSs on March 18, 2014, which was US$82.00 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The notes will bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The notes will mature on April 1, 2019 unless earlier converted, redeemed for certain tax-related events or repurchased in accordance with the terms of the Notes. Holders will have the right to require YY to repurchase the notes on April 1, 2017 or upon the occurrence of certain fundamental changes. YY plans to use the proceeds for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses.

The Company expects to close the notes offering on or about March 24, 2014, subject to the satisfaction of customary closing conditions.

The notes, the ADSs deliverable upon conversion of the notes and the Class A common shares represented thereby have not been registered under the Securities Act or the securities laws of any other jurisdiction. They may be offered and sold only in a transaction not subject to, or exempt from, registration under the Securities Act and other applicable securities laws. Accordingly, YY is offering the notes only to QIBs in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs deliverable upon conversion of the notes or the Class A common shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

About YY Inc.

YY Inc. is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Yuffie Fu
Tel: (+86) 2029162000
Email:IR@YY.com

ICR, Inc.

Jeremy Peruski
Tel: +1 (646) 915-1611
Email:IR@YY.com